                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549





                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)






NAME OF ISSUER:                         HERITAGE BANCORP, INC.


TITLE OF CLASS
  OF SECURITIES:                        Common Stock, Par Value
                                        $5.00 per share


CUSIP NUMBER:                           603240102






Check the following box if a fee is being paid with this statement:  [_]







THE FILING OF THIS AMENDMENT NO. 5 TO SCHEDULE 13G SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HERITAGE BANCORP, INC., OR ITS WHOLLY-OWNED SUBSIDIARIES AND AFFILIATES, INCLUDING HERITAGE NATIONAL BANK, ARE, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE ACT, THE BENEFICIAL OWNERS OF ANY SECURITIES COVERED BY THIS AMENDMENT NO. 5 TO SCHEDULE 13G.

CUSIP NO. 603240102                                            Page 2 of 5 Pages

--------------------------------------------------------------------------------

 (1) Names of Reporting Persons              HERITAGE NATIONAL BANK,
     SS or IRS Identification Nos.           as fiduciary
     of Above Persons                        IRS No. 23-0881822

--------------------------------------------------------------------------------

 (2) Check the Appropriate Box               (a)
     if a Member of a Group                      -------------------------------
     (See Instructions)                      (b)
                                                 -------------------------------

--------------------------------------------------------------------------------

 (3) SEC Use Only

--------------------------------------------------------------------------------

 (4) Citizenship or Place                    Pennsylvania
     of Organization

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting
Beneficially             Power                                           163,472
Owned by Each
Reporting Person    ------------------------------------------------------------
With
                    (6)  Shared Voting
                         Power                                            41,457

                    ------------------------------------------------------------

                    (7)  Sole Dispositive
                         Power                                           163,472

                    ------------------------------------------------------------

                    (8)  Shared Dispositive
                         Power                                            41,457

--------------------------------------------------------------------------------

 (9) Aggregate Amount Beneficially
     Owned by Each Reporting Person                                      204,929

--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

(11) Percent of Class Represented
     by Amount in Row (9)                                                  8.54%

--------------------------------------------------------------------------------

(12) Type of Reporting Person                                                 BK
     (See Instructions)

--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                  (Under the Securities Exchange Act of 1934)

Item 1(a)      Name of Issuer:
               --------------

                    HERITAGE BANCORP, INC.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

                    120 South Centre Street
                    Pottsville, PA  17901

Item 2(a)      Name of Person Filing:
               ---------------------

                    Heritage National Bank

Item 2(b)      Address of Principal Business Office, or if None, Residence:
               -----------------------------------------------------------

                    Heritage National Bank
                    120 South Centre Street
                    Pottsville, PA   17901

Item 2(c)      Citizenship:
               -----------

                    United States

Item 2(d)      Title of Class of Securities:
               ----------------------------

                    Common Stock, Par Value $5.00 per share

Item 2(e)      CUSIP Number:
               ------------

                    603240102

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a)  [ ]  Broker or Dealer registered under Section 15 of the
                         Act.
               (b)  [X]  Bank as defined in Section 3(a)(6) of the Act.
               (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act.
               (d)  [ ]  Investment Company registered under Section 8 of the
                         Investment Company Act.
               (e)  [ ]  Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940.
               (f)  [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F).

SCHEDULE 13G (Continued)                                       Page 4 of 5 Pages


               (g)  [ ]  Parent Holding Company, in accordance with (S)240.13-
                         d(1)(b)(ii)(G).
               (h)  [ ]  Group, in accordance with (S)240.13d(1)(b)(ii)(H).

Item 4         Ownership:
               ---------

               (a)  Amount beneficially owned:                           204,929

               (b)  Percent of class:                                      8.54%

               (c)  Number of shares as to
                    which person has:

                      (i)   Sole power to vote or
                            to direct the vote:                          163,472

                     (ii)   Shared power to vote
                            or to direct the vote:                        41,457

                    (iii)   Sole power to dispose
                            or to direct the
                            disposition of shares:                       163,472

                     (iv)   Shared power to dispose
                            or to direct the
                            disposition of shares:                        41,457


Item 5         Ownership of Five Percent or Less of a Class:
               --------------------------------------------

                    N/A

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               ---------------------------------------------------------------

                    The filing of this Amendment No. 5 is intended to amend the information provided by Heritage National Bank as to the shares of Heritage Bancorp, Inc. common stock held by it.

                    Heritage National Bank, a wholly-owned bank subsidiary of Heritage Bancorp, Inc. holds the securities in various fiduciary capacities and in numerous separate accounts. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is -0-.

SCHEDULE 13G (Continued)                                       Page 5 of 5 Pages


Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported by the Parent Holding
               ----------------------------------------------------------
               Company:
               -------

                    N/A

Item 8         Identification and Classification of Members of the Group:
               ---------------------------------------------------------

                    N/A

Item 9         Notice of Dissolution of Group:
               ------------------------------

                    N/A

Item 10        Certification:
               -------------

                    N/A



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 3, 1997


                                   HERITAGE NATIONAL BANK



                                   By: /s/ David Scott
                                      ------------------------------------------
                                        David Scott
                                        Assistant Vice President

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